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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                    Made2Manage Systems, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           556466-10-0
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of This Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [x]    Rule 13d-1(d)
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CUSIP No.556466-10-0             SCHEDULE 13G               Page 2 of 12


 1    Name Of Reporting Person			      H&Q LONDON VENTURES

      IRS Identification No. Of Above Person                   94-2966540

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                England


   NUMBER OF        5    Sole Voting Power
     SHARES
  BENEFICIALLY                    -0-
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power

                                807,606
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                976,793

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                976,793

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]


 11    Percent Of Class Represented By Amount In Row 9

                                 21.6%
 12    Type Of Reporting Person*
                                   PN
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CUSIP No.556466-10-0             SCHEDULE 13G               Page 3 of 12


 1    Name Of Reporting Person	       HAMBRECHT & QUIST VENTURE PARTNERS

      IRS Identification No. Of Above Person                   94-2949080

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                               California

   NUMBER OF        5    Sole Voting Power
     SHARES
  BENEFICIALLY                    -0-
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power

                                807,606
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                976,793

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                976,793

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]


 11    Percent Of Class Represented By Amount In Row 9

                                 21.6%
 12    Type Of Reporting Person*

                                   PN
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CUSIP No.556466-10-0             SCHEDULE 13G               Page 4 of 12


 1    Name Of Reporting PersonH&Q VENTURE PARTNERS, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                Delaware

   NUMBER OF        5    Sole Voting Power
     SHARES
  BENEFICIALLY                    -0-
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power

                                807,606
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                976,793

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                976,793

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]

 11    Percent Of Class Represented By Amount In Row 9

                                 21.6%
 12    Type Of Reporting Person*

                                   C0
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CUSIP No.556466-10-0             SCHEDULE 13G               Page 5 of 12


 1    Name Of Reporting Person		     HAMBRECHT & QUIST CALIFORNIA

      IRS Identification No. Of Above Person                   94-2856927

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                               California

   NUMBER OF        5    Sole Voting Power
     SHARES
  BENEFICIALLY                    -0-
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power

                                807,606
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                976,793

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                976,793

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]

 11    Percent Of Class Represented By Amount In Row 9

                                 21.6%
 12    Type Of Reporting Person*
                                   CO

CUSIP No.556466-10-0             SCHEDULE 13G               Page 6 of 12


 1    Name Of Reporting Person			  HAMBRECHT & QUIST GROUP

      IRS Identification No. Of Above Person                   94-3246636

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                Delaware

   NUMBER OF        5    Sole Voting Power
     SHARES
  BENEFICIALLY                    -0-
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power

                                807,606
                    7    Sole Dispositive Power

                                  -0-
                    8    Shared Dispositive Power

                                976,793

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                976,793

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]

 11    Percent Of Class Represented By Amount In Row 9

                                 21.6%
 12    Type Of Reporting Person*

                                 HC, CO
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CUSIP No.556466-10-0             SCHEDULE 13G               Page 7 of 12


Item 1(a).  Name of Issuer.

        Made2Manage Systems, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

        9002 Purdue Road, Indianapolis, IN 46268.

Item 2(a).  Names of Persons Filing.

        Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b). Address of Principal Business Office or, if none,
           Residence.

        The address of each reporting person is One Bush Street, San Francisco, California 94104.

Item 2(c).  Citizenship.

        Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

        Common stock ("Common Stock").

Item 2(e).  CUSIP Number.

        556466-10-0

Item 3.     Type of Reporting Person.

        Not applicable.

Item 4.     Ownership.

        Reference is hereby made to Items 5-9 and 11 of each of
the cover pages to this Schedule, which Items are incorporated by reference herein.  According to information furnished to the reporting persons by the Issuer, there were 4,523,278 shares of
Common Stock issued and outstanding as of December 31, 1998.  At
December 31, 1998, the following shares of Common Stock were held directly by the following persons:
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CUSIP No.556466-10-0             SCHEDULE 13G               Page 8 of 12


                                            Common Stock
       Person                              Directly Owned

     H&Q London Ventures                       520,562

     Hamco Capital Corporation                     -0-

     Hambrecht & Quist Venture Partners            -0-

     Hambrecht  & Quist California             287,044

     TOTAL                                     807,606


          Because voting and investment decisions concerning the above securities may be made by or in conjunction with Hambrecht & Quist Venture Partners ("H&Q Venture Partners"), H&Q Venture Partners, LLC, Hambrecht & Quist California ("H&Q California") and Hambrecht & Quist Group ("H&Q Group"), each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          In addition, Hambrecht & Quist Group may be determined to be the beneficial owner 169,187 shares of Common Stock held by Ivory and Sime Enterprise Capital PLC (formerly known as The Independent Investment Company PLC). Pursuant to existing arrangements, Hambrecht & Quist Group does not have voting power over such shares, but may be considered to have investment power. Although such shares are included in the number of shares beneficially owned by the reporting persons for purposes of this Schedule, the reporting persons disclaim beneficial ownership of such shares for any purpose.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

          Hamco Capital Corporation ("Hamco"), a corporation
controlled by William R. Hambrecht, and Mr. Hambrecht previously reported their beneficial ownership of Issuer securities as
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CUSIP No.556466-10-0             SCHEDULE 13G               Page 9 of 12


members of a group that included the foregoing reporting persons. However, Hamco and Mr. Hambrecht are no longer members of such group. Mr. Hambrecht was previously affiliated with the foregoing reporting persons, including as a director and officer of H&Q Group and H&Q California, and as one of the two general partners of H&Q Venture Partners. Mr. Hambrecht resigned his positions from H&Q Group and H&Q California as of January 1, 1998, and he withdrew as a general partner of H&Q Venture Partners as of April 3, 1998. Accordingly, Mr. Hambrecht and Hamco are not now beneficial owners of the securities reported in this Schedule 13G, and the reporting persons are not now beneficial owners of the securities owned by Hamco or Mr. Hambrecht.

          This Schedule does not include shares of Common Stock, if any, held by Hambrecht & Quist LLC in its trading account if it is a market maker in the Issuer's Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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CUSIP No.556466-10-0             SCHEDULE 13G               Page 10 of 12


                            Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 10, 1999.

H&Q LONDON VENTURES               H&Q VENTURE PARTNERS, LLC



By: /s/ Jackie A. Berterretche    By: /s/ William D. Easterbrook
    ____________________________      __________________________
    Jackie A. Berterretche            William D. Easterbrook
    Attorney-In-Fact                  Member-Manager

HAMBRECHT & QUIST VENTURE         HAMBRECHT & QUIST CALIFORNIA
PARTNERS


                                  By: /s/ Steven N. Machtinger
By: /s/ Jackie A. Berterretche        __________________________
    ____________________________      Steven N. Machtinger
    Jackie A. Berterretche            General Counsel & Secretary
    Attorney-in-Fact
                                  HAMBRECHT & QUIST GROUP



                                  By: /s/ Steven N. Machtinger
                                      ___________________________
                                      Steven N. Machtinger
                                      General Counsel & Secretary
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CUSIP No.556466-10-0             SCHEDULE 13G               Page 11 of 12



                          EXHIBIT INDEX

Exhibit A            Joint Filing Undertaking                  Page 12
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CUSIP No.556466-10-0             SCHEDULE 13G               Page 12 of 12


                    JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

DATED:  February 10, 1999.

H&Q LONDON VENTURES               H&Q VENTURE PARTNERS, LLC



By: /s/ Jackie A. Berterretche    By: /s/ William D. Easterbrook
    ____________________________      __________________________
    Jackie A. Berterretche            William D. Easterbrook
    Attorney-In-Fact                  Member-Manager

HAMBRECHT & QUIST VENTURE         HAMBRECHT & QUIST CALIFORNIA
PARTNERS


                                  By: /s/ Steven N. Machtinger
By: /s/ Jackie A. Berterretche        __________________________
    ____________________________      Steven N. Machtinger
    Jackie A. Berterretche            General Counsel & Secretary
    Attorney-in-Fact
                                  HAMBRECHT & QUIST GROUP



                                  By: /s/ Steven N. Machtinger
                                      ___________________________
                                      Steven N. Machtinger
                                      General Counsel & Secretary